EXHIBIT 99.5

LSV Asset Management
Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014

LSV Asset Management
Table of Contents
December 31, 2014

Independent Auditors’ Report
To the Management Committee and Partners of
LSV Asset Management:
We have audited the accompanying financial statements of LSV Asset Management (“the Partnership”), which comprise the balance sheet as of December 31, 2014 and the related statements of operations, changes in partners’ capital and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of LSV Asset Management as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, PA
February 23, 2015

Report of Independent Registered Public Accounting Firm

To the Management Committee and Partners of
LSV Asset Management:

We have audited the accompanying financial statements of LSV Asset Management (“the Partnership”) which comprise the balance sheet as of December 31, 2013 and the related statements of operations, changes in partners’ capital and cash flows for each of the two years in the period ended December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LSV Asset Management at December 31, 2013 and the results of its operations, changes in partners’ capital and its cash flows for each of the two years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA
February 27, 2014

LSV Asset Management
Balance Sheets
December 31, 2014 and 2013

(in thousands of dollars)

	2014	2013
Assets
Current assets
Cash and cash equivalents	$29,496	$20,769
Management fee receivables, net of allowance for
doubtful accounts of $6 and $27	102,121	96,931
Prepaid expenses and other current assets	2,040	930
Total current assets	133,657	118,630
Fixed assets, net of accumulated depreciation and
amortization of $3,723 and $3,121	2,269	2,588
Total assets	$135,926	$121,218
Liabilities and Partners' Capital
Accrued compensation	$32,780	$23,419
Accrued other	1,506	1,601
Total accrued liabilities	34,286	25,020
Due to SEI Funds, Inc.	922	1,083
Total current liabilities	35,208	26,103
Commitments and contingencies
Partners' capital	100,718	95,115
Total liabilities and partners' capital	$135,926	$121,218

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Operations
Years Ended December 31, 2014, 2013 and 2012

(in thousands of dollars)

	2014	2013	2012
Revenue
Management fees	$422,064	$354,094	$296,261
Interest income	102	80	31
Total revenue	422,166	354,174	296,292
Expenses
Compensation, benefits and other personnel	43,027	31,210	29,759
Stock based compensation	7,063	5,689	3,348
Consulting and professional fees	3,235	2,899	2,685
Data processing and computer related	8,051	8,094	5,639
Facilities, supplies and other costs	3,171	3,129	3,838
Depreciation and amortization	795	837	858
Total expenses	65,342	51,858	46,127
Net income	$356,824	$302,316	$250,165

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Changes in Partners' Capital
Years Ended December 31, 2014, 2013 and 2012

(in thousands of dollars)

Partnership Capital
Balance, December 31, 2011	$126,548
Net income	250,165
Partnership distributions	(246,095)
Balance, December 31, 2012	130,618
Net income	302,316
Partnership distributions	(337,819)
Balance, December 31, 2013	95,115
Net income	356,824
Partnership distributions	(351,221)
Balance, December 31, 2014	$100,718

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Statements of Cash Flows
Years Ended December 31, 2014, 2013 and 2012

(in thousands of dollars)

	2014	2013	2012
Cash flows from operating activities
Net income	$356,824	$302,316	$250,165
Adjustments to reconcile net income to cash provided
by operating activities
Depreciation and amortization	795	837	858
Decrease in allowance for doubtful accounts	(21)	(618)	(159)
Change in assets and liabilities
Decrease (increase)
Management fee receivables	(5,169)	(17,160)	(4,043)
Prepaid expenses and other current assets	(1,110)	(34)	26
Increase (decrease)
Accrued compensation	9,361	15,442	(2,960)
Accrued other	(95)	285	(239)
Due to SEI Funds, Inc.	(161)	(7,493)	7,135
Net cash provided by operating activities	360,424	293,575	250,783
Cash flows from investing activities
Purchases of fixed assets	(476)	(305)	(156)
Proceeds from sale of fixed assets	—	—	58
Net cash used in investing activities	(476)	(305)	(98)
Cash flows from financing activities
Partnership distributions	(351,221)	(337,819)	(246,095)
Net cash used in financing activities	(351,221)	(337,819)	(246,095)
Net increase (decrease) in cash and cash equivalents	8,727	(44,549)	4,590
Cash and cash equivalents
Beginning of year	20,769	65,318	60,728
End of year	$29,496	$20,769	$65,318

The accompanying notes are an integral part of these financial statements.

LSV Asset Management
Notes to Financial Statements
December 31, 2014, 2013 and 2012

(in thousands of dollars)

1.	Background
LSV Asset Management (“LSV” or the “Partnership”), a Delaware general partnership, is a registered investment advisor that provides management services to institutions, including pension plans and investment companies. LSV uses the Quantitative Value Analysis Method and Software to market its investment advisory services. SEI Funds, Inc. (a wholly-owned subsidiary of SEI Investments Company (“SEI”)) owns approximately 39 percent of the Partnership and the remaining portion, approximately 61 percent is owned by LSV employees/management. The general Partnership Agreement has been amended from time to time to include new partners when they are admitted. The partnership interest of each existing partner is diluted on a pro rata basis when a new partner is admitted.
The business and affairs of LSV are managed under the direction of the Management Committee. The Management Committee consists of the remaining original partners and certain other partners of the Partnership. The voting interest by each partner on the Management Committee differs from their partnership ownership percentage.

2.	Summary of Significant Accounting Policies
Cash and Cash Equivalents
LSV considers investment instruments purchased with an original maturity of three months or less to be cash and cash equivalents.
Allowance for Doubtful Accounts
LSV provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. LSV's estimate is based on historical collection experience and a review of the current status of Management fee receivables.
Revenue Recognition and Related Receivables
Management fee receivables on the accompanying Balance Sheets represent receivables earned and billed, as well as earned but unbilled. Unbilled receivables result from timing differences between services provided and contractual billing schedules. Management fee receivables on the accompanying Balance Sheets consist of the following:

	2014	2013
Management fee receivables	$5,893	$9,275
Unbilled management fee receivables	96,234	87,683
	102,127	96,958
Less: Allowance for doubtful accounts	(6)	(27)
Total management fee receivables	$102,121	$96,931
Revenues from management fees are recognized in the period in which services are performed and are calculated based upon a contractual percentage of net assets under management.
Allocations of Net Income or Net Loss
In accordance with the Partnership Agreement, all partnership net profits or losses are allocated among the partners in accordance with their respective ownership interests. Such allocations are included in the “Partnership Capital” balance on the accompanying Statements of Changes in Partners' Capital.

LSV Asset Management
Notes to Financial Statements
December 31, 2014, 2013 and 2012

Partnership Distributions
In accordance with the Partnership Agreement, Partners' distributions are based upon the net quarterly cash flows of the partnership. Such distributions represent reductions of partners' capital and are included in the Statements of Changes in Partners' Capital. Included in Partnership distributions are state taxes paid on certain partners' behalf and which represent a reduction in Partners' Capital.
Guarantees and Indemnifications
In the ordinary course of business, the Partnership from time to time enters into contracts containing indemnification obligations of the Partnership. These obligations may require the Partnership to make payments to another party upon the occurrence of certain events including the failure by the Partnership to meet its performance obligations under the contract. These contractual indemnification provisions are often standard contractual terms of the nature customarily found in the type of contracts entered into by the Partnership. In many cases, there are no stated or notional amounts included in the indemnification provisions. There are no amounts reflected on the accompanying Balance Sheets related to these indemnifications.

Guaranty Agreement with LSV Employee Group II

In April 2011, a group of existing employees of LSV agreed to purchase a partnership interest of an existing LSV employee for $4,300 of which $3,655 was financed through a new term loan with Bank of America. The group of existing LSV employees formed a new limited liability company, LSV Employee Group II, LLC (LSV Employee Group II). SEI provided an unsecured guaranty to the lenders of all the obligations of LSV Employee Group II. In addition, LSV entered into Guarantee and Collateral Agreements with the Borrowers and the Agent ("the LSV Guarantee Agreements"). According to the terms and conditions of the LSV Guarantee Agreements, LSV agreed to pay 51 percent of the distributable net cash flow if payment was not received in full from SEI Funds, Inc. within 30 days after delivery of its demand for payment.

LSV Employee Group II made principal payments of $716, $1,449 and $1,031 during 2014, 2013 and 2012, respectively. The term loan was fully paid in 2014 and as a result LSV has no further obligation associated with the LSV Guarantee Agreements.

Guaranty Agreement with LSV Employee Group III

In October 2012, a group of existing employees of LSV agreed to purchase a portion of the partnership interest of three existing LSV employees for $77,700, of which $69,930 was financed through two syndicated term loan facilities contained in a Credit Agreement with The PrivateBank and Northern Trust Company. The group of existing LSV employees formed a new limited liability company called LSV Employee Group III which owns the purchased partnership interest. SEI provided an unsecured guaranty for $45,000 of the obligations of LSV Employee Group III to the lenders through a Guaranty Agreement. LSV agreed to provide an unsecured guaranty for $24,930 of the obligations of LSV Employee Group III to the lenders through a separate guaranty agreement. The loan facility guaranteed by LSV has a three year term and will be repaid from the quarterly distributions of LSV.

LSV Employee Group III made principal payments of $16,450, $14,822 and $0 during 2014, 2013 and 2012, respectively. As of December 31, 2014, the remaining unpaid principal balance of the term loan was $38,658.

LSV Asset Management
Notes to Financial Statements
December 31, 2014, 2013 and 2012

Fixed Assets
Fixed assets consist of the following at December 31:

			Estimated Useful Lives
	2014	2013

Equipment	$1,726	$1,602	3 to 5 years
Leasehold improvements	3,252	3,067	Lease Term
Furniture and fixtures	1,014	1,040	5 years
	5,992	5,709
Less: Accumulated depreciation and amortization	(3,723)	(3,121)
	$2,269	$2,588
Fixed assets are recorded at historical cost. Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.
Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.
Concentration of Credit Risk
Financial instruments which potentially expose the Partnership to concentrations of credit risk consist primarily of Cash and cash equivalents and Management fee revenue and receivables. Cash and cash equivalents deposits can be maintained with institutions in excess of federally insured limits.
Concentrations of credit risk with respect to our receivables are limited due to the large number of clients and their dispersion across geographic areas. No single group or customer represents greater than 10 percent of total revenue and Management fee receivables.
Fair Value of Financial Instruments
The Partnership's financial instruments consist primarily of cash and cash equivalents. The book value of Cash and cash equivalents, Management fee receivables and Accrued liabilities is considered to be representative of their fair value because of their short maturities. The recorded value of these financial instruments approximates their fair value at December 31, 2014 and 2013.

The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

LSV Asset Management
Notes to Financial Statements
December 31, 2014, 2013 and 2012

3.	Commitments and Contingencies

The Partnership has entered into various operating leases for facilities. Some of these leases contain escalation clauses. The aggregate noncancellable minimum commitments at December 31, 2014 are as follows:

2015	$1,047
2016	1,064
2017	1,083
2018	1,101
2019 and thereafter	1,402
$5,697
Rent expense which is included in Facilities, supplies and other costs on the accompanying Statements of Operations was $1,059, $1,047, and $947 in 2014, 2013, and 2012, respectively.

4.	Income Taxes

No federal or state income taxes are provided for by LSV as each partner is liable for income taxes on their respective share of LSV's taxable income, if any.
LSV's tax return is subject to examination by federal and state taxing authorities. If such examinations result in changes to LSV's taxable income, the tax liability of each partner would change accordingly.

5.	Related Party Transactions

Under LSV's Partnership Agreement, SEI Funds, Inc. is responsible for performing various services to support LSV's advisory business. In connection with such services, SEI Funds, Inc. allocates certain of its costs including employee benefits and other general and administrative expenses to LSV. The amount payable to SEI Funds, Inc. is included in the Due to SEI Funds, Inc. balance on the accompanying Balance Sheets. The balance Due to SEI Funds, Inc. is paid on a monthly basis, is non-interest bearing, and includes compensation, benefit and other general and administrative expenses.
LSV is a party to a number of portfolio investment advisory agreements with SEI Investments Management Corporation, SEI Investments Global, Limited, and SEI Investments Canada Company (all wholly-owned subsidiaries of SEI). Under these agreements, LSV receives an annual fee based on the assets under LSV's management in various SEI-sponsored funds. Total fees earned under these agreements were $9,726, $7,860 and $6,019 in 2014, 2013 and 2012, respectively. The Management fee receivables balance under these agreements on the accompanying Balance Sheets included $826 and $783 of such fees at December 31, 2014 and 2013, respectively.
Following completion of eligibility requirements, LSV employees are able to participate in the Capital Accumulation Plan (“CAP”), a SEI‑sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. Participants are vested in employer contributions at the time the contributions are made. All contributions are discretionary and are made from available profits. The employer contribution expense is included in Compensation, benefits and other personnel on the accompanying Statements of Operations. Costs incurred by the Partnership related to the CAP were immaterial in 2014, 2013, and 2012.
Following completion of eligibility requirements, LSV employees are able to participate in a SEI-sponsored employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a

LSV Asset Management
Notes to Financial Statements
December 31, 2014, 2013 and 2012

price equal to 85 percent of the fair value at the end of the stock purchase period, as defined. Costs incurred by the Partnership related to the employee stock purchase plan were immaterial in 2014, 2013, and 2012.

6.	Accrued stock-based compensation

In March 2009, certain partners (the Contributing Partners) of LSV authorized for designation a portion of their partnership interest for the purpose of providing an interest in LSV. This interest was authorized and to be awarded to a select group of key employees. The partnership granted portions of the authorized partnership interest to key employees in March 2009, July 2010, April 2011, April 2012, and April 2013. The issuance in April 2013 reflected the remaining amount of the designated partnership interest of the Contributing Partners. At the time partnership interest is granted, rights to receive distributions equal to the full granted percentage transfers to the recipient of the grant. Partnership equity equal to the amount of interest granted is earned over a predetermined vesting period. All profits, losses, distributions and other rights and obligations relating to authorized but undesignated partnership interest remains with the Contributing Partners until such interest is granted. The granted partnership interest is treated as a liability and is calculated on projected net income. The granted partnership interest redemption liability amounted to $19,871 and $12,808 at December 31, 2014 and 2013, respectively and is included in Accrued compensation on the accompanying Balance Sheets. The associated expense is recorded as Stock based compensation on the accompanying Statement of Operations. Each issuance must be authorized by unanimous vote of all Contributing Partners. The issuance of an interest in LSV to a key employee provides them an interest in the future profits of LSV. It does not provide them any rights in the management of the partnership or the ability to direct the operations or affairs of LSV.
7.    Variable Interest Entities - Investment Products

LSV has created investment products for its clients in various types of legal entity structures that may be considered variable interest entities (VIEs). LSV serves as the Manager for these investment products and its clients are the equity investors. LSV does not have an equity investment in any of the VIEs and does not have an obligation to enter into any guarantee agreements with the VIEs. LSV is not the primary beneficiary as they lack any equity investment and their fees are paid outside of the fund. Therefore, LSV is not required to consolidate any investment products that are VIEs into its financial statements.
8.    Subsequent Events

The Partnership performed an evaluation of subsequent events through February 23, 2015, which is the date the financial statements were made available to be issued.